
May 25, 2021

Dean Butler
Chief Financial Officer
Synaptics Inc
1251 McKay Drive
San Jose, CA 95131

      Re: Synaptics Inc
          Form 10-K for the Fiscal Year Ended June 27, 2020
          File No. 000-49602

Dear Mr. Butler:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing